

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

By U.S. Mail and facsimile to (408) 367-8430

Peter C. Nelson
President and Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, California 95112

> **Re:** **California Water Service Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for the Periods Ended June 30, 2010 and March 31, 2010**
> **Filed August 6, 2010 and May 7, 2010, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-13883**

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 17

1. Please delete the language in the first two sentences in the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 15. Exhibits, Financial Statement Schedules, page 91

2. We note that Exhibits 10.16 and 10.17, the credit agreements dated October 27, 2009, were not filed in their entirety. Please refile the complete exhibits, including all of the schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Forms 10-Q for the Periods Ended June 30, 2010 and March 31, 2010

Item 4. Controls and Procedures, pages 31 and 26, respectively

3. Please cite to Rule 15d-15(e) of the Exchange Act. Please also insure that you indicate that management evaluated the effectiveness of your disclosure controls and procedures for the period represented in the particular report. For example, you refer to April 13, 2010 instead of March 31, 2010 in the Form 10-Q for the Period Ended March 31, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Determining Executive Compensation, page 20

4. You state "[a]fter consideration of the competitive data, the Committee makes decisions regarding each individual executive's target total compensation opportunities based on Group and individual performance…." Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director